ALPHA BANK

06018881

RECEIVED
2006 NOV 30 P 12:12
OFFICE OF INTERNAT
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, November 27, 2006
Our reference No.13.1.113

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
DEC 04 2006
THOMSON
FINANCIAL

A.J. BILIONI O.J. YANNACOPOULOU

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

RECEIVED
2006 NOV 30 P 12: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**VOLUNTARY PUBLIC TENDER OFFER BY "ALPHA BANK A.E."**

**TO THE SHAREHOLDERS OF "ALPHA LEASING A.E."**

**TO ACQUIRE THEIR COMMON, REGISTERED, VOTING, SHARES**

**AT A PRICE EQUAL TO EURO 6.50 PER SHARE**

(according to Law 3461/2006)

**"ALPHA BANK A.E."** (the "**Offeror**") announces that, on Wednesday 22 November 2006, the Board of Directors of the Hellenic Capital Market Commission (the "**HCMC**") approved the information circular (the "**Information Circular**") in relation to a voluntary public tender offer (the "**Tender Offer**") submitted by the Offeror on 2 November 2006 to the holders of common, registered, voting, shares (the "**Shareholders**" and the "**Shares**" respectively), issued by "ALPHA LEASING A.E." (the "**Company**") to purchase the total outstanding number of Shares, initiated on 3 November 2006 via an announcement posted on the Athens Exchange (the "**Athex**").

**The Information Circular**
The Information Circular will be posted on the Offeror's (www.alpha.gr) and the Athex's (www.ase.gr) web sites, in the daily price bulletin of the Athex, whilst copies can also be procured at no additional cost in all branches of Alpha Bank in Greece (along with the acceptance forms of the Tender Offer), as well as in the offices of "ALPHA FINANCE A.X.E.Π.E.Y.", 5 Merlin street, Athens 10671, (the "**Advisor**"), from Friday, 24 November 2006 and throughout the acceptance period of the Tender Offer defined below.

**The Acceptance Period**
The acceptance period of the Tender Offer (the "**Acceptance Period**") commences on Friday, 24 November 2006 at 8.00 a.m. and concludes on Friday, 22 December 2006 at 2.00 p.m. (Greek time).

**The Shares which are the Tender Offer subject**
All common, registered, voting, shares, issued by the Company and accepted to trading on the Athens Exchange, each of a par value equal to Euro 2.77 (the "**Shares**"), which the Offeror did not hold directly or indirectly on the date of filing this Tender Offer and will not acquire throughout the Acceptance Period, and which, on 1 November 2006 amounted to (a) 39,447,912 Shares representing 99.65% of the Company's share capital and (b) 99.66% of the voting rights (including 420 voting rights resulting from an equal number of pledged Shares), and which, on 22 November 2006 amounted to 39,450,089 Shares representing 99.66% of the Company's share capital and voting rights. This Tender Offer shall apply regardless of the number of offered Shares.

Note should be taken of the Offeror's intention to acquire Shares, as of the date hereof till the end of the Tender Offer acceptance period, through the Athens Exchange.

**Consideration to be offered**
The Offeror will offer for each validly tendered Share a cash consideration in the amount of Euro 6.50. The Offeror will pay the Central Securities Depository charges otherwise incumbent on the accepting Shareholders.

**Acceptance process**
The acceptance process is duly described in paragraph 2.18 of the Information Circular.

**Completion of the Tender Offer**
The results of the Tender Offer will be posted in the web site and the daily price bulletin of the Athex within two (2) business days following the conclusion of the Acceptance Period.

Following completion of the Tender Offer, the Offeror will avail itself of the squeeze-out right provided for in art. 27 of Law 3461/2006 to become holder of 100% of the Shares and, thereafter, having observed the requisite formalities, will apply to HCMC to have the Shares de-listed from the Athens Exchange, as per art. 17 of Law 3371/2005.

*This voluntary Tender Offer is exclusively addressed to shareholders capable of lawfully accepting it. In particular, this Tender Offer is not, in any way or form (whether in writing or otherwise), addressed, directly or indirectly, in, or to, whichever country where, under its laws, this Tender Offer, or the delivery/distribution of this announcement, is illegal or in breach of any applicable laws, rules or regulations.*

Athens, 23 November 2006

ALPHA BANK A.E.

ALPHA BANK



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, November 27, 2006
Our reference No.13.1.112

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK



# Press Release

## Alpha Bank and Anadolu Group in a partnership to expand in the Turkish financial sector

Alpha Bank today confirmed that an agreement has been reached with Anadolu Group to create a strong franchise in the Turkish financial sector. Through this partnership, Alpha Bank enters a rapidly developing sector in a large and fast growing market. The Anadolu Group is one of the preeminent industrial concerns in Turkey and is also the majority owner of Abank (Alternatifbank). Alpha Bank's banking expertise combined with Anadolu Group's extensive business presence in the Turkish market, will transform Abank to a truly universal bank, offering a wide spectrum of high quality products and services to both businesses and retail customers. The bank targets a network of over 100 branches over the medium term, concentrated mainly in the largest cities.

The transaction is valued at USD 492.5 million (Euro 384.3 million). Alpha Bank will ultimately contribute a cash consideration equal to half of said amount. The two parties will jointly establish a fifty-fifty holding company whose assets consist of the shares currently owned by the Anadolu Group in both Abank and Alease (Alternatiflease), that is 94% and 95% stakes respectively. The holding company will also own, indirectly, 100% of the brokerage firm Alternatif Yatirim, 45% of the listed closed-end investment fund Alternatif Yatirim Ortkaligi, as well as the head offices of the bank and the brokerage company, situated in premium locations of Istanbul. Furthermore, the parties will launch a voluntary public offer for the acquisition of the minority shares of Abank and Alease with the same terms as those accrued to the majority shareholders, following closing of the transaction.

The parties have also agreed to enter into a shareholders' agreement which provides for equal representation in the Board of Directors and joint decision making in all matters of strategic importance. Abank's current Chairman, Mr. Tuncay Ozilhan, will be the Chairman of the holding company's and Abank's Boards of Directors. Mr. Ozilhan has served for three terms as president of the Turkish Industrialist and Businessmen's Association (TUSIAD).

The completion of the transaction is subject to the finalisation of customary due diligence and regulatory approvals and is expected in the first quarter of 2007.

**About Alpha Bank**

Alpha Bank, founded in 1879, is one of the largest banks in Greece. With a network in Greece and abroad of 610 Branches, Alpha Bank is also increasingly active in Southeastern Europe, mainly in Romania, Bulgaria, Serbia, Albania, FYROM and Cyprus. Alpha Bank offers a comprehensive range of financial products and services to private and corporate customers. With approximately Euro 48 billion in assets and about Euro 3 billion in equity at 30 September 2006, Alpha Bank generated Euro 473 million in the nine months of 2006 in net profit attributable to shareholders. Alpha Bank is listed on the Athens Exchange with a market capitalisation of about Euro 10 billion and is a constituent of the Eurofirst 300 Index.

**About Anadolu Group**

The Anadolu Group was founded by the Yazıcı and Özilhan families in the early 1950's. The Group is well diversified with interests primarily in beverages, automotive, financial services and writing instruments and stationery both in Turkey and abroad. The Group is also active in a number of other sectors that include packaging materials, tourism, trade, consumer durables, food and chain restaurant management. A majority of Anadolu Group companies conduct their businesses through partnerships and joint ventures with a number of international corporations. The Group is associated with very well known brand names, such as Efes Pilsen, Coca Cola, Isuzu, Kia, Lada, Faber-Castell, Adel, Mc Donald's, Samsung, Interbrew, SAB Miller, Warsteiner, Itochu and Lombardini. In 2005, Anadolu Group's non - banking turnover reached USD 2.9 billion, stemming mainly from beverage and automotive operations.

**About Abank**

Abank A.Ş. is a middle-sized Turkish bank with a network of 30 branches across the country, predominantly serving SMEs. Abank is also active in brokerage through its 100% subsidiary, Alternatif Yatirim. Established in 1991, Abank became a listed company in 1995 with approximately 5% of its shares publicly traded on the Istanbul Stock Exchange (ISE). As of 30 September 2006, it had Euro 1,017 million in assets and Euro 101.1 million in equity, while it generated Euro 17.5 million in the nine months of 2006 in net profit attributable to shareholders at current exchange rates.

**About Alease**

Alease, the financial leasing company formed by the Anadolu Group in 1997, has a customer base consisting of small and very small companies, having a market share of about 2%. Alease aims at profitable growth driving its market share at 3% in the medium term. As of 30 September 2006, it had Euro 101 million in assets and Euro 15 million in equity, while it generated Euro 3.5 million in the nine months of 2006 in net profit attributable to shareholders at current exchange rates.

ALPHA BANK

For more information please contact:

Alpha Bank
Marinos Yannopoulos
General Manager and CFO
+30 210 326 2366
myannopoulos@alpha.gr

Alpha Bank
Michael Massourakis
Senior Manager
Economic Research & Investor Relations
+30 210 326 2828
mmassourakis@alpha.gr

Financial Dynamics
Geoffrey Pelham-Lane
+44 207 269 7194
geoffrey.pelham-lane@fd.com

Athens, November 23, 2006